Exhibit 99.1

September 7, 2001

Mr. Edward L. Gallup
Chairman
Immucor Inc.
3130 Gateway Drive
Norcross, GA  30091-5625

Dear Mr. Gallup,

As you know, Kairos Partners, L.P. has been a shareholder of Immucor since September 2000. Since that time, Kairos has continued to increase its ownership position in Immucor to over 11% and is now Immucor's largest shareholder.

Our increasing ownership clearly demonstrates that Kairos remains positive about the long-term potential for Immucor. Kairos believes that the strongest way to demonstrate that belief to our fellow shareholders is to continue to accumulate stock in Immucor. However, the Company has implemented a Shareholder Rights Agreement that prevents an interested existing shareholder to hold an ownership position greater than 15% of the Company's stock. Under this Shareholder Rights Agreement, the Board of Directors may approve an ownership position greater than 15%.

As such, Kairos Partners, L.P. formally submits this request to the Board of Directors to waive those provisions contained within the Shareholder Rights Agreement, dated as of April 16, 1999, as amended by Amendment No. 1 to Shareholder Rights Agreement, effective as of November 29, 2000 to allow Kairos the opportunity to acquire up to 25% of the Company's stock. We believe that the involvement of a significant and interested shareholder, with the industry experience of Kairos Partners, L.P., would be in the best interest of all shareholders of Immucor.

The approval of this request by the Board would demonstrate to all its shareholders the Company's willingness and desire to work with a shareholder committed to investing substantial capital and committed to the long-term best interests of our fellow shareholders.

I would appreciate a response to this request by Friday, September 14, 2001.


Sincerely,


John F. White
Kairos Partners, L.P.

JFW/srh
cc:  D. Lanson / D. Smith /R. Eatz / B. Papesh / J. Rosen / G. De Chirico /
     D. McKeithan